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                              January 3, 2023

       Ajay Kataria
       Chief Financial Officer
       Utz Brands, Inc.
       900 High Street
       Hanover, PA 17331

                                                        Re: Utz Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2022
                                                            Form 8-K furnished
November 10, 2022
                                                            File No. 001-38686

       Dear Ajay Kataria:

               We have reviewed your December 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 7, 2022 letter.

       Form 8-K furnished November 10, 2022

       Exhibit 99.1, page 1

   1. Your response to prior comment 7 indicates that you present Normalized Adjusted
                                                        EBITDA exclusively for
the purposes of calculating the Net Leverage Ratio for debt
                                                        covenants. If you
believe that your debt agreements are material agreements, the covenant is a material term of
the debt agreements and that information about the covenant is material to an
investor's understanding of your financial condition and/or liquidity, please revise your disclosure
to reference Normalized Adjusted EBITDA as a liquidity measure, reconciling to cash
provided from operations. For each reconciling item, disclose in greater detail their
nature and how they were derived. Also, disclose any other material terms of the debt
agreements and the amounts or limits required for covenant compliance.
                                                        Further, disclose the
actual or reasonably likely effects of compliance or non-compliance
 Ajay Kataria
Utz Brands, Inc.
January 3, 2023
Page 2
         with the covenant on your financial condition and liquidity, including the resulting impact on other credit and/or lease agreements due to cross-default provisions. Refer to Question
         102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameAjay Kataria                                Sincerely,
Comapany NameUtz Brands, Inc.
                                                              Division of
Corporation Finance
January 3, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName